UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JANUARY 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  January 31, 2006                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                    JANUARY 31, 2006

                    TUMI RESOURCES STAKES THE KALVBACKEN AND
        TOMTEBO SILVER/BASE METAL PROSPECTS, BERGSLAGEN DISTRICT, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to announce the acquisition, through staking, of the Kalvbacken (168 hectares) and the Tomtebo (80 hectares) historic mining properties within the Bergslagen district of south-central Sweden.

The Bergslagen district lies immediately to the north-west of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The district is underlain by volcanics and sediments which are more than 2 billion years old. The region has undergone several phases of folding and has been intruded by at least two generations of granitoids. Bergslagen is a highly mineralized district and one of the most important ore districts in Sweden, containing deposits of iron, manganese, base-metal and silver sulphides.

The historic KALVBACKEN sulphide-ore deposit is situated 17 km southeast of Falun in central Sweden. The ores are located in a tuff -quartzite complex near the contact with Archean granite. The ore-bodies, which are confined to two northeast striking skarn-carbonate horizons, are surrounded by an alteration aureole. The alteration zone, running more or less parallel with the granite contact, is bounded by granite in the north. The alteration of the tuff has resulted in the development of different quartzitic rocks. The mineral associations occurring in the aureole seem to be the result of metamorphic differentiation, and sulphide minerals have been formed later than the silicates.

The  deposit  consists  of  two  stock-like  ore  bodies,   Kalvbicksmalmen  and
Bligruvemalmen, which are parallel to the main regional tectonic fold axes. These elongated skarn-carbonate bodies have been brecciated and partly, or entirely, replaced by sulphide ore. The surrounding quartzitic and tuffaceous rocks are relatively poor in sulphide-minerals. Pyrite, sphalerite and galena are the main ore minerals in skarn and carbonate rocks. Chalcopyrite, pyrrhotite, antimony-sulphides, arsenopyrite, and magnetite are generally minor constituents. In quartzitic rocks, chalcopyrite and pyrrhotite are the dominating ore minerals. Silver in the ores usually amounted to less than 200 g/t and gold less than 1 g/t.

The Kalvbacken mine was abandoned in 1963, operating intermittently from the sixteenth century. Total production is estimated at 600,000 tons zinc-lead-copper ore, but no grades are available. A table from a report from the early part of the last century shows that between 1915 and 1920, a total of 62,899 tonnes of ore were mined, which included 270 tonnes of copper ore mined between 1915 and 1916 that had an average grade of about 3.4% copper, 14,253 tonnes of zinc ore averaging 27.5% Zinc, 1,837 tonnes of pyritic (sulphur) ore averaging about 34% sulphur, and 9,951 tonnes of "enriched" ore.

The historic TOMTEBO mine is located 25 km southeast of the city of Falun, Sweden. Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-seventeenth century, but detailed production records were kept only in the early part of the twentieth century. The mine has been closed since 1969. The host rocks are cordierite quartzite and mica schists which grade into biotite-andalusite bearing quartzite. These rocks are derived from highly potassic rhyolite tuffs.

Copper ore at the Tomtebo mine occurred in small folds as lenses or stringers in an anticline. Between 1836 and 1837, 1,841 tons of copper and 1,077 tons of sulphur were produced. The copper content of the ore varied from 3.0% to 5.3% between the years 1915 and 1919. The average ore grade during the last phase of mining, between 1965 and 1969, was about 1% copper, 1% zinc and 35% sulphur. An assay of fairly pure chalcopyrite (copper ore) gave 140 g/t silver and 9 g/t gold.

The Company intends to obtain the historical records of these mineral fields for detailed study and believes the area has excellent potential for discovering new silver/base metal occurrences within the mining properties.



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                                      -2-



The qualified person for the Kalvbacken and the Tomtebo Project, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
--------------------------------              website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net


FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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